February 20, 2009

Mr. John Cash	CONFIDENTIAL TREATMENT HAS BEEN
Accounting Branch Chief	REQUESTED BY PRECISION CASTPARTS CORP.
Securities and Exchange Commission	PURSUANT TO SEC RULE 83 FOR
Division of Corporation Finance	INFORMATION INCLUDED IN THE RESPONSE
100 F Street NE	TO COMMENT 7, WHICH INFORMATION HAS
Mail Stop 7010	BEEN DELIVERED TO THE SEC’S DIVISION
Washington, D.C. 20549-7010	OF CORPORATION FINANCE

Re:	Precision Castparts Corp.
Form 10-K for Fiscal Year Ended March 30, 2008
File No. 1-10348

Dear Mr. Cash:

We received your letter dated January 12, 2009 regarding certain of our reports. The following is our response to your comments and questions:

FORM 10-K FOR FISCAL YEAR ENDED March 30, 2008

Item 7.	Management’s Discussion and Analysis, page 22

Outlook, page 26

1.	In future filings, please expand your management’s discussion and analysis to address recent economic events and trends, including pressures within your specific markets, and their current and expected/potential future impact on your operations, financial position and liquidity. Your disclosures should provide detailed information about your customers, the status of significant production programs, changes in demand for your products, expected trends, management’s responses to these events, potential future actions by management, and any other detailed information you believe may be useful to investors. Also, please expand your liquidity discussion to address the expected impact on current and future cash flows and to address how you believe the global financial climate, including the credit shortage, may affect sources of liquidity. Specifically address your historic use of and access to commercial paper programs.

Response

In our Quarterly Report on Form 10-Q for the quarter ended December 28, 2008 filed on February 6, 2009, we expanded our management’s discussion and analysis to address recent economic events and trends under the heading of “Overall Outlook and Impacts of the Global Economic Recession.” In addition, we added a paragraph under the heading of “Changes in Financial Condition and Liquidity” to address the expected impact on current and future cash flows and to address how we believe the global financial climate, including the credit shortage, may affect sources of PCC’s liquidity. These paragraphs read as follows:

Overall Outlook and Impacts of the Global Economic Recession

Recent economic events have created recessionary economic conditions in many industries and created a crisis in global financial markets including commercial credit markets. While we are not immune to impacts of the current global recession, we believe our strong financial position will enable us to take advantage of opportunities in our markets to win market share from our customers and continue to make operational improvements in our businesses.

Securities and Exchange Commission

Mr. John Cash

February 20, 2009

During the recently completed third quarter of fiscal 2009, approximately 53% of our sales were to customers in the global aerospace markets. Until the recent economic events occurred, we believed, based on customer forecasts, that the aerospace production rates would continue to experience growth throughout fiscal 2010 and possibly beyond, particularly due to anticipated build rates of major new aerospace programs such as the Boeing 787 and Airbus A380, each of which contains significant per-ship-set revenue for PCC. We had built up our employee base in anticipation of that growth. We now believe that the aerospace production rates will remain relatively flat with second quarter fiscal 2009 levels, particularly given the lower than anticipated build rates and delays in both the Boeing 787 and Airbus A380 programs. We still believe that these programs will represent significant future revenue streams for the company, but the revenues will be recognized later than originally anticipated. During the third quarter, we recognized restructuring charges of $11.8 million (before income taxes), which primarily relate to downsizing the workforce in anticipation of the moderating future aerospace growth in the near-term. We have, however, been able to increase our market share in aerospace, particularly in the Fasteners Products segment. Our most significant customers in the aerospace industry are primarily large, well-financed businesses that we believe have the ability to weather the economic downturn. Therefore, while there is significant uncertainty as to the direction of the economy in future periods, we do not anticipate significant collection issues with our accounts receivable or marketability of our in-process inventories. However, our customers depend on demand from their end-use customers, as well as the end-use customers’ financial viability, of which we are unable to make an assessment. We must rely on the forecasted information provided by our customers as guidance with regard to the impacts from the current and future economic environment.

During the third quarter of fiscal 2009, approximately 27% of our sales were to customers in the global power generation markets, which include our IGT business as well as sales of our seamless extruded pipe. We expect continued growth in both of these product lines due to demand rates, large current sales backlogs and our ability to win further market share. Our most significant customers in the power generation markets are primarily large, well-financed businesses that we believe should have the ability to weather the economic downturn or are customers for which sales are backed by letters of credit on which we believe there is little risk of default. Therefore, we do not anticipate significant collection issues with our accounts receivable or marketability of our in-process inventories. However, our customers depend on demand from their end-use customers, as well as the end-use customers’ financial viability, of which we are unable to make an assessment. We must rely on the forecasted information provided from time to time by our customers as guidance with regard to the impacts from the current and future economic environment.

The remaining 20% of our sales in the third quarter of fiscal 2009 were into general industrial markets, including the automotive markets. It is difficult to summarize the opportunities and challenges in these markets, because the circumstances vary widely from one individual market to another. We have taken, and will continue to take, precautionary measures with customers in these markets to limit our exposure, to the extent possible, to potential bankruptcies and other financial issues experienced by these customers. These measures include shortening cash collection terms, regular updating of credit profiles, discontinuance of further business with customers not paying in a timely manner and the requirement of cash in advance of shipments, among others. Due to the diversity of markets and customer profiles in these businesses and the precautionary steps referred to previously, we do not anticipate severe impacts on our business or significant exposure to credit losses in these markets. However, it is reasonably possible that we may experience unanticipated unfavorable impacts.

Securities and Exchange Commission

Mr. John Cash

February 20, 2009

We follow an investment philosophy of diversified investing and risk mitigation when managing our pension plans. The investments in our pension plans, which totaled approximately $1.5 billion as of the end of December 2007 (the date of our last actuarial measurement, converted using March 2008 foreign exchange rates), have experienced investment losses that average an estimated 6 to 8 percent through the end of December 2008. This compares with our weighted average expected long-term annual investment return of 8 percent for US plans and 7.5 percent for non-US plans. We anticipate that the losses on our pension investments will result in increased net periodic pension expense in fiscal 2010, although we are currently unable to estimate the amount of the increase as our next actuarial measurement date will be at the end of our fiscal year. We may provide additional funding to certain of our pension plans in fiscal 2010 to mitigate the impact of these pension investment losses on our income in future years. We believe our financial position and liquidity will allow us to make all required pension contributions as well as additional voluntary contributions that management deems advisable.

See the Changes in Financial Condition and Liquidity section for a discussion of the impact of the global financial climate and credit shortage on liquidity.

Changes in Financial Condition and Liquidity (added paragraph)

Historically, we have also issued commercial paper as a method of raising short-term liquidity. We believe we continue to have the ability to issue commercial paper, even in the current credit markets, and have issued minor amounts of commercial paper in the third quarter and early in the fourth quarter to cover short-term cash requirements. We do not anticipate any changes in our ability to borrow under our current credit facility, but changes in the financial condition of the participating financial institutions could negatively impact our ability to borrow funds in the future. Should that circumstance arise, we believe that we would be able to arrange any needed financing, although we are not able to predict what the terms of any such borrowings would be, or the source of the borrowed funds, due to the current instability in the global credit markets.

We will include similar disclosure in our fiscal 2009 Annual Report on Form10-K, updated as necessary.

2.	In future filings, please expand your management’s discussion and analysis to disclose and discuss your consolidated results for each period presented.

Response

The Company will revise future Form 10-K filings to disclose and discuss our consolidated results for each period presented by including two separate headings under the first set of tables in Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations. One heading will include a discussion of the consolidated results for the most recent fiscal year compared to the immediately preceding fiscal year and the other heading will include a discussion of the preceding fiscal year compared to the second preceding fiscal year.

Liquidity and Capital Resources, page 31

3.	We note your disclosure in Note 11 of the financial statements that you were in compliance with all covenants and other provisions of your debt agreements at March 30, 2008. Please disclose, in future filings, the specific terms of any material debt covenants in your debt agreements. For any material debt covenants, please disclose the most restrictive required ratios as well as your actual ratios as of each reporting date. This will allow investors to understand the magnitude of and trends in the cushion between and required ratios and the actual ratios. See Sections 1.D and IV.C of Release No. 33-8350, Interpretation- Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, found on our website at http://www.sec.gov/rules/interp/33-8350.htm#P108_57133.

Securities and Exchange Commission

Mr. John Cash

February 20, 2009

Response

In response to the comment above, we revised our Liquidity and Capital Resources disclosure in our Quarterly Report on Form 10-Q for the third quarter ended December 28, 2008 filed on February 6, 2009 to include the specific terms of the material debt covenants in our debt agreements and the most restrictive ratios as well as our actual ratios as of the reporting date. Our revised disclosure is included below.

Changes in Financial Condition and Liquidity (added paragraphs)

As noted above, our revolving bank credit facility (“Credit Agreement”) provides available borrowing up to $1.0 billion through May 2012. The full amount was available for borrowings as of the end of the third quarter of fiscal 2009. Early in the fourth quarter, our unused borrowing capacity decreased approximately $16 million as we issued a stand-by letter of credit under the credit facility. The Credit Agreement contains various standard financial covenants, including maintenance of minimum net worth, interest coverage ratio and leverage ratio. The financial covenants in the Credit Agreement are our most restrictive covenants.

Our covenant requirements and actual ratios as of December 28, 2008 were as follows (dollars in millions):

	Covenant Requirement	Actual
Consolidated minimum net worth (1)	$2,488.9 (minimum)	$4,613.1
Consolidated interest coverage ratio (1)	2.25:1.00 (minimum)	78.76:1.00
Consolidated leverage ratio (1)	3.25:1.00 (maximum)	0.17:1.00

(1)	Terms are defined in the Amended and Restated Credit filed as an exhibit to Form 8-K on October 19, 2005.

As of December 28, 2008, we were in compliance with all financial covenants of our loan agreements.

We will include similar disclosure in our fiscal 2009 Annual Report on Form10-K, updated as necessary.

4.	Considering the recent performance of the equity markets, please expand your disclosures in future filings to discuss the expected/potential impact that this may have on your assumptions, plan assets, pension expense, and funding.

Response

In our Quarterly Report on Form 10-Q for the quarter ended December 28, 2008 filed on February 6, 2009, we expanded our disclosures regarding the expected/potential impact that the recent performance in the equity markets would have on our plan assets, pension expense and funding. This was included under the heading “Overall Outlook and Impacts of the Global Economic Recession” and is included in this letter as the next to last paragraph in the response to comment 1. At this time, we are not able to assess any impact on our assumptions because our next measurement date will be on March 29, 2009. We will incorporate information and data through that date when we file our fiscal 2009 Annual Report on Form10-K. We will also update the data with regard to the performance in the equity markets.

Securities and Exchange Commission

Mr. John Cash

February 20, 2009

Critical Accounting Policies, page 32

Goodwill and Acquired Intangibles, page 33

5.	Based on the significance of the increase in your goodwill balance during the fiscal year ended March 30, 2008, please revise future filings to provide the following information.

•

Define and describe the reporting units at which you test goodwill for impairment and address any changes in those units or goodwill allocations during the periods presented due to the recent acquisitions, dispositions, etc.

•	Quantify and provide a sensitivity analysis for the “significant estimates and assumptions” you refer to and use in your discounted cash flow model in determining fair value.

•

To the extent that the carrying value of any of your reporting units is not materially different than its estimated fair value or if a reasonably possible impairment charge would be material to your consolidated financial statements, please specifically address those reporting units, including the amount of goodwill allocated to the reporting unit, the carrying value of the amount of goodwill allocated to the reporting unit, the carrying value of the reporting unit and the estimated fair value of the reporting unit.

Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response

In response to the comment above, we revised our Goodwill and acquired intangibles critical accounting policy to include additional disclosures regarding our reporting units and a sensitivity analysis of the significant estimates and assumptions in the discounted cash flow model in determining fair value of the reporting units in our Quarterly Report on Form 10-Q for the third quarter ended December 28, 2008, filed on February 6, 2009.

Regarding the third bullet point of the Staff’s comment above, the estimated fair value of our reporting units was significantly higher than the carrying value of our reporting units for the nine months ended December 28, 2008 and fiscal year 2008. However, should this not be the case in future periods or if a reasonably possible impairment charge would be material to our consolidated financial statements, we will specifically address those reporting units in our disclosures including the carrying value of goodwill allocated to the reporting unit and the carrying value and estimated fair value of the reporting unit.

Our revised critical accounting policy disclosure is included below.

Goodwill and acquired intangibles

From time to time, we acquire businesses in purchase transactions that typically result in the recognition of goodwill and other intangible assets. Acquired goodwill is not amortized but is subject to impairment testing at least annually and as other events and circumstances dictate, as discussed below. Other intangible assets are typically subject to amortization and therefore will likely increase future expenses. The determination of the value of such intangible assets requires management to make estimates and assumptions.

Goodwill and indefinite-lived intangible assets are tested for impairment at a minimum each fiscal year in the second quarter or when events or circumstances indicate that the carrying value of these assets may not be recoverable. Our reporting units consist of our Investment Cast Products and Forged Products operating segments as well as a number of reporting units in our Fasteners Products operating segment.

Securities and Exchange Commission

Mr. John Cash

February 20, 2009

The Fasteners Products operating segment includes several aggregated component units (referred to as the Fasteners Products reporting unit) and three other reporting units for which the segment manager regularly reviews performance. During the nine months ended December 28, 2008, PCC Precision Tool group (“PTG”) was included in the Fasteners Group reporting unit as the business is closely related and integral to the Fasteners Group reporting unit. During fiscal year 2008, PTG was a separate reporting unit. We performed an impairment test for the Fasteners Products reporting unit as a result of this change and no impairment was indicated. There were no other changes to our reporting units for goodwill impairment testing during the nine months ended December 28, 2008 and fiscal year 2008.

Testing for goodwill impairment involves the estimation of the fair value of the reporting units. Discounted cash flow models are typically used in these valuations. Such models require the use of significant estimates and assumptions primarily based on future cash flows, expected market growth rates, our estimates of sales volumes, sales prices and related costs, and the discount rate applied, which reflects the weighted average cost of capital. Management uses the best available information at the time fair values of the reporting units are estimated; however, estimates could be materially impacted by factors such as changes in growth trends and specific industry conditions, with the potential for a corresponding adverse effect on the consolidated financial statements potentially resulting in impairment of the goodwill. We also consider comparable transactions to estimate the fair value of the reporting units. The cash flow models used to determine fair value are most sensitive to the expected future cash flows and the discount rate for each reporting unit. We performed a sensitivity analysis on both of these factors and determined that the forecast for future earnings before interest and taxes used in the cash flow model could decrease by 10% and the discount rate used could increase by a factor of 4% from the rate utilized, and the goodwill of our reporting segments would not be impaired. The reporting unit that would be most sensitive to worsening economic conditions has $12.4 million of goodwill recorded as of December 28, 2008. Other than the change in reporting units within the Fasteners operating segment, there were no triggering events during the current quarter requiring a goodwill impairment test in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.”

Note 6. Fair value of financial instruments, page 49

6.	In future filings, please present fair value disclosures as of each balance sheet date as required by paragraph 17 of SFAS 107.

Response

In response to the comment above, we will revise our fair value of financial instruments disclosure in our fiscal 2009 Annual Report on Form 10-K to present fair value disclosures as of each balance sheet date.

Note 20. Segment information, page 62

7.	Please demonstrate to us how you determined that the operating segments you aggregate meet all the aggregation criteria, including similar economic characteristics, in paragraph 17 of SFAS 131.

Response

As discussed in Note 20 to our consolidated financial statements for the fiscal year ended March 30, 2008, the Investment Cast Products and Forged Products segments are comprised of more than one operating segment, which are aggregated in accordance with paragraph 17 of SFAS No. 131 in our determination of reportable segments. Fasteners is comprised of one operating segment.

Securities and Exchange Commission

Mr. John Cash

February 20, 2009

Under paragraph 17, two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

1.	The nature of the products and services

2.	The nature of the production processes

3.	The type or class of customer for their products and services

4.	The methods used to distribute their products or provide their services

5.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities (not applicable for the Company)

The following is a summary of the basis for our conclusions for aggregation of the operating segments of the Investment Cast Products and Forged Products segments following the guidance and format of paragraph 17 of SFAS 131.

Investment Cast Products

PCC’s Investment Cast Products segment consists of three aggregated operating segments: PCC Structurals (“Structurals”), PCC Airfoils (“Airfoils”) and the Specialty Metals and Alloys Group (“SMAG”).

Economic characteristics

Structurals, Airfoils and SMAG have similar economic characteristics which are depicted in Appendix A. The economic characteristics across the three operating segments show similar trends year over year, and we do not foresee a change in this trend. We are sending the materials in Appendix A to you separately as a supplemental submission under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and request that you return this information to us when you are finished with your review. In the event that you do not return the supplemental material, we specifically request confidential treatment of Appendix A pursuant to 17 CFR Section 200.83.

Nature of products and services

Structurals, Airfoils and SMAG are all integral to the Company’s investment casting processes. Structurals and Airfoils operations manufacture investment castings or related products for aircraft engines, industrial gas turbine engines, airframes, medical prostheses, armament and other industrial applications. SMAG produces alloys that are formulated specifically for the investment casting of directionally solidified and single crystal airfoils that are needed for these products that operate in high-temperature, high-stress environments. SMAG also manufactures advanced technology investment casting wax blends that are integral to the investment casting process. In addition to utilizing the alloys and waxes produced by SMAG, Structurals and Airfoils also produce their own metal through master melt operations.

Nature of the production processes

The investment casting technology and process at both Structurals and Airfoils is similar in that it involves making wax patterns, using sophisticated shell systems and pouring metal under vacuum. The SMAG operation principally provides alloys and waxes to Structurals and Airfoils as well as to external investment cast customers. Structurals and Airfoils use ingot from SMAG, as well as make their own ingot. Structurals (at its facility in Portland, OR), Airfoils (at its facility in Minerva, OH), and Specialty Metals and Alloys (at its facility in Muskegan, MI) manufacture ingot using virtually identical processes and equipment. In addition, some production is interchangeable between the operating segments; for example, the initial vane segments for industrial gas turbine parts were previously made at Structurals and are now manufactured by Airfoils.

Securities and Exchange Commission

Mr. John Cash

February 20, 2009

Type or class of customers

These operating segments serve the same major markets, primarily aerospace, power generation, and general industrial. In addition, they negotiate contracts and sell products to the same end customers such as GE, Pratt and Whitney and Rolls-Royce. Our sales agreements with our customers frequently span all three operating segments, and the economic impact of those sales agreements is evaluated with consideration to the entire reportable segment (i.e., in negotiating pricing with our customers, we consider the overall margin for the reportable segment, not just the margin of an individual operating segment). In addition, the segment leader, Mark Donegan, the Company’s Chairman and CEO, considers the three operating segments as a whole in making resource allocation decisions, including capital expenditures, to meet the needs of such customers. For example, a decision on the purchase of new furnaces, to meet customer needs, would be dependent on his analysis of capacity across all three operating segments.

Method used to distribute products

Structurals, Airfoils and SMAG distribute the majority of their products primarily through direct selling. In addition, all three operations also employ distributors as part of their selling process.

Based on our assessment, we determined that the Structurals, Airfoils and SMAG operating segments have similar economic characteristics, meet the aggregation criteria outlined above and together comprise the reportable segment of Investment Cast Products.

Forged Products

PCC’s Forged Products segment consists of two aggregated operating segments: Wyman-Gordon Forgings (“Wyman-Gordon”) and Special Metals Corporation (“SMC”).

Economic characteristics

Wyman-Gordon and SMC have similar economic characteristics, which converged fairly quickly upon the acquisition of SMC in the first quarter of fiscal 2007 and which are depicted in Appendix B. The economic characteristics across the two operating segments show similar trends year over year, and we do not foresee a change in this trend. We are sending the materials in Appendix B to you separately as a supplemental submission under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and request that you return this information to us when you are finished with your review. In the event that you do not return the supplemental material, we specifically request confidential treatment of Appendix B pursuant to 17 CFR Section 200.83.

Nature of products and services

Both Wyman-Gordon and SMC are a combination of mills and forging operations that produce metal and metal forgings. Wyman-Gordon and SMC both use nickel billet as input stock. In addition, SMC supplies nickel billet to Wyman-Gordon.

Nature of the production processes

The production processes employed by Wyman-Gordon and SMC are capital intensive, relying on specialized machinery and equipment to melt and shape metals. For example, SMC uses thermo-mechanical processing in creating the forged billet, one of its primary products; the Grafton location of Wyman-Gordon, one of Wyman-Gordon’s larger operations, also has this production capability.

In addition, Wyman-Gordon and SMC perform open-die forging. Wyman-Gordon performs closed-die forging as well. The wire drawing business of SMC, where large coils are drawn down to smaller sizes, is also a type of forging activity.

Securities and Exchange Commission

Mr. John Cash

February 20, 2009

Type or class of customers

Both entities serve the same major markets including, but not limited to, aerospace, power generation, and oil and gas exploration. SMC and Wyman-Gordon share some of the same end customers, including GE and Pratt & Whitney, for rolled product and sheet product. They also share the same competition; for example, Fortech and Thyssen have the ability to make their own alloys and therefore are considered competitors to both SMC and Wyman-Gordon.

Method used to distribute products

Both Wyman-Gordon and SMC distribute the majority of their products through direct selling. In addition, both operations also employ distributors as part of their selling process.

Based on our assessment, we determined that Wyman-Gordon and SMC divisions have similar economic characteristics, meet the aggregation criteria outlined above and together comprise the reportable segment of Forged Products.

Note 21. Condensed Consolidating Financial Information, page 65

8.	We note your disclosures related to the reclassification of certain inter-company payables and receivables, however, based on the parent company’s results of operations, it is not clear to us how and why the parent company has significant positive operating cash flow during each period presented. Please clarify and advise.

Response

The Company prepares the parent condensed cash flow statement in accordance with guidance in SFAS 95 and related amendments and interpretations, including activity with both guarantor and non-guarantor subsidiaries, as described in more detail in our February 27, 2008 response to your letter dated January 29, 2008.

The parent company typically incurs an operating loss on a standalone basis (excluding the results of its subsidiaries, which are treated as equity method investees for purposes of preparing the Company’s condensed consolidating balance sheets, statements of operations and statements of cash flows) due to administrative expenses and outside interest expense. However, the parent company may show positive operating cash flows due to a variety of factors, such as dividends from its subsidiaries (which are treated as equity method investees for the purposes of this note), the tax benefit on the book expense recorded for stock compensation and timing differences on intercompany charges from the parent to the subsidiaries as those charges are often settled with subsidiaries prior to the payment to our third party vendors. Further mitigating the parent company’s operating results is the fact that a significant portion of its expenses, such as stock compensation, do not result in a current period cash outflow. For example, in fiscal 2008, the parent company’s positive operating cash flows were primarily due to a $177 million return on investment resulting from the distribution of the accumulated earnings of a non-guarantor subsidiary that was dissolved during the year. Paragraph 22b of SFAS 95 states that cash inflows from operating activities include “cash receipts from returns on … equity securities…” Because the investments in subsidiaries are accounted for under the equity method of accounting in the condensed consolidating financial statements, we believe the return on investment is properly classified in the parent company’s condensed cash flow statement.

Item 13.	Certain Relationships and Related Transactions, page 79

9.	In your annual report on Form 10-K we note that you state “[n]ot applicable” for Item 13 of Form 10-K. Please note that this disclosure item requires you to furnish the information required by Items 404 and 407(a) of Regulation S-K. The Item 404 information includes, among other things, your policies and procedures for the review, approval or ratification of any transaction with a related person, and the Item 407(a) information includes the standards that you use to determine director independence. We further note that your proxy statement for the 2008 annual meeting appears to contain information that is responsive to both Items 404 and 407(a). As such, it appears that Item 13 of Form 10-K is applicable to you. In future filings, please revise your Form 10-K Item 13 disclosure accordingly.

Securities and Exchange Commission

Mr. John Cash

February 20, 2009

Response

In response to the comment above, we will revise our Certain Relationships and Related Transactions disclosure in our fiscal year 2009 Annual Report on Form 10-K to incorporate by reference our Proxy Statement disclosure. Our revised disclosure is outlined below.

Item 13.	Certain Relationships and Related Transactions

Information with respect to Certain Relationships and Related Transactions is incorporated herein by reference to “Proposal 1: Election of Directors, Corporate Governance” and to “Transactions with Related Persons” in the Proxy Statement to be filed for the 2009 Annual Meeting of Shareholders of the Registrant.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 28, 2008

Item 2.	Management’s Discussion and Analysis, page 24

10.	Please expand your disclosures in future filings to quantify the actual and expected impact, to the extent practicable, of the Boeing strike on your results of operations.

Response

We confirm that we will comply with this comment in future filings. Beginning with our Quarterly Report on Form 10-Q for the third quarter ended December 28, 2008 filed on February 6, 2009, our Management’s Discussion and Analysis included estimated sales impacts of the Boeing strike for the third quarter of fiscal 2009 and wording describing the potential impact for the fourth quarter of fiscal 2009, both in total and by reportable segment. It should be noted that we do not have a direct line of sight to these numbers as a significant portion of our sales to Boeing are not direct, but rather sales to Boeing subcontractors. An excerpt from our discussion of our Investment Cast Products segment in the third quarter 10-Q is included below.

The slight year-over-year increase in sales reflects continuing strength and increased customer penetration in the global IGT markets, partially offset by reduced commercial aerospace sales resulting from the Boeing strike, which we estimate negatively impacted sales by approximately $73 million in the current quarter.

Sales from this segment are expected to see a continued negative impact of the Boeing strike in the fourth quarter of this year, with production rates not expected to resume to pre-strike levels during fiscal 2009. While we cannot determine what the total Boeing strike impact will be, we are estimating our fourth quarter sales for the Investment Cast Products segment will be adversely affected by a lesser extent as compared to the third quarter impact.

FORM 14A FILED JULY 1, 2008

Compensation of Executive Officers, page 11

Compensation Discussion and Analysis, page 11

Base Salaries, Annual Performance-Based Cash Bonuses and Stock Options, page 11

Securities and Exchange Commission

Mr. John Cash

February 20, 2009

11.	We note the process by which you set base salaries and determine option awards for your named executive officers relies upon an annual report provided by Hewitt that summarizes compensation practices and data at selected peer companies. This process appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. In future filings, if you engage in benchmarking, please identify the benchmark or benchmarks you use and, if applicable, its components, including component companies, which should be identified by name. Please see Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response

On page 12 of our Form 14A filed July 1, 2008, we specified the survey report used for benchmarking purposes and the benchmark (annual revenue size) used to identify companies to be included in that survey as a report provided by Hewitt which interpreted survey data from 68 general industry companies in Hewitt’s database with annual revenues between $4 billion and $12 billion. In future filings we will add to this disclosure by also listing the names of the companies that make up the survey group used for benchmarking purposes. The following is an example of how this additional disclosure would have been carried out in our Form 14A filed July 1, 2008 (new language is underlined to show changes).

Base Salaries, Annual Performance-Based Cash Bonuses and Stock Options

Base Salaries. The Committee sets for each of the Company’s executive officers a base salary that is normally between the 50th and 70th percentiles of the base salaries established for similarly situated executive officers of general industry companies of approximately the Company’s revenue size. The Committee establishes base salaries for executive officers each February that are effective as of January 1. The Committee identifies a 50th to 75th percentile base salary range for each executive officer based upon an annual report provided by Hewitt with prior year salary data trended forward at a 4% rate. The most recent report provided by Hewitt interpreted survey data from 68 general industry companies in Hewitt’s database with annual revenues between $4 billion and $12 billion. The companies in this annual survey are referred to in this Compensation Discussion and Analysis as the “Survey Companies” and are listed in Exhibit A to this Proxy Statement.

Securities and Exchange Commission

Mr. John Cash

February 20, 2009

Exhibit A

Air Products and Chemicals, Inc.	OfficeMax Incorporated

Ameren Corporation	Owens-Illinois, Inc.

American Standard Companies, Inc.	The Pantry, Inc.

Asbury Automotive Group	Philips Electronics Corporation

AutoZone, Inc.	Pitney Bowes, Inc.

Avaya Inc.	PPG Industries, Inc.

Avery Dennison Corporation	PPL Corporation

Avis Budget Group	Praxair, Inc.

Baker Hughes Incorporated	Quest Diagnostics Incorporated

Blockbuster Inc.	Realogy Corporation

Campbell Soup Company	Reliant Energy, Inc.

CDW Corporation	Rockwell Automation

CMS Energy Corporation	Rohm and Haas Company

Cummins, Inc.	Ross Stores, Inc.

Darden Restaurants, Inc.	S.C. Johnson Consumer Products

Dollar General Corporation	Schering-Plough Corporation

Dover Corporation	Sempra Energy

DTE Energy Company	The Sherwin-Williams Company

Eastman Chemical Company	Smurfit-Stone Container Corporation

Entergy Corporation	Stryker Corporation

Federal-Mogul Corporation	Temple-Inland Inc.

First Data Corporation	Tenet Healthcare Corporation

FirstEnergy Corp.	Textron Inc.

Fortune Brands, Inc.	The Thomson Corporation

Goodrich Corporation	Tribune Company

Harley-Davidson Motor Company Inc.	TXU Corp.

Hilton Hotels Corporation	Unisys Corporation

Ingersoll-Rand Company	USG Corporation

International Truck and Engine Corporation	Viacom Inc.

ITT Corporation	Visteon Corporation

Kellogg Company	W. W. Grainger, Inc.

Land O Lakes	The Williams Companies, Inc.

Longs Drug Stores, Inc.	Yum! Brands, Inc.

NiSource Inc.

Nordstrom

Securities and Exchange Commission

Mr. John Cash

February 20, 2009

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

We believe that the information above is responsive to your questions and observations. We would be happy to discuss any questions or comments you have regarding our response. You may call Russ Pattee, Vice President and Corporate Controller, at (503) 946-4867 or me at (503) 946-4844.

Sincerely,

/s/ Shawn Hagel
Shawn Hagel
Senior Vice President and Chief Financial Officer

APPENDIX A – ECONOMIC CHARACTERISTICS - INVESTMENT CAST PRODUCTS

The economic characteristics of the three operating segments are similar as shown below.

[*****]1

Precision Castparts Corp. has made a Rule 83 Confidential Treatment Request for the portion of Appendix A marked by [*****] and has designated such as Confidential Treatment Request No. PCC-001. A clean, un-redacted version of Appendix A has been supplied to the SEC’s Division of Corporation Finance.

[1]

Operating income is calculated consistent with segment operating income as presented in Note 20 – “Segment Information” to our consolidated financial statements for the fiscal year ended March 30, 2008.

APPENDIX B – ECONOMIC CHARACTERISTICS - FORGED PRODUCTS

The economic characteristics of the two operating segments are similar as shown below.

[*****]1

Precision Castparts Corp. has made a Rule 83 Confidential Treatment Request for the portion of Appendix B marked by [*****] and has designated such as Confidential Treatment Request No. PCC-002. A clean, un-redacted version of Appendix B has been supplied to the SEC’s Division of Corporation Finance.

[1]

Operating income is calculated consistent with segment operating income as presented in Note 20 – “Segment Information” to our consolidated financial statements for the fiscal year ended March 30, 2008.